           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1998
                                             REGISTRATION NO. 333-______________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                              CONNETICS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

            DELAWARE                                  94-3173928
   (State or Other Jurisdiction of                 (I.R.S. Employer
    Incorporation or Organization)               Identification Number)

                             3400 WEST BAYSHORE ROAD
                               PALO ALTO, CA 94303
                                 (650) 843-2800
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                             ----------------------
                                Thomas G. Wiggans
                      President and Chief Executive Officer
                              CONNETICS CORPORATION
                             3400 West Bayshore Road
                               Palo Alto, CA 94303
                                 (650) 843-2800
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ----------------------
                                    COPY TO:
                                 Joshua L. Green
                                Venture Law Group
                           A Professional Corporation
                               2775 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 854-4488
                             ----------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                             ----------------------
        If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ----------------------

                         CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                 PROPOSED MAXIMUM   PROPOSED MAXIMUM
               TITLE OF SHARES                     AMOUNT TO BE   OFFERING PRICE       AGGREGATE           AMOUNT OF
               TO BE REGISTERED                     REGISTERED     PER SHARE(1)    OFFERING PRICE(1)    REGISTRATION FEE
============================================================================================================================
Common Stock,
  $0.001 par value per share................        3,299,942         $3.375           $11,137,304         $3,286.00
============================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on June 11, 1998 pursuant to Rule 457(c).

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                              SUBJECT TO COMPLETION

                              CONNETICS CORPORATION
                                3,299,942 SHARES
                                  COMMON STOCK

                                   ----------

        This Prospectus relates to 3,299,942 shares of Connetics Common Stock, $0.001 par value, (the "Shares") which may be offered for the account of several stockholders of Connetics (the "Selling Stockholders") and will not be underwritten. Of the Shares being registered hereby for the Selling Stockholders, (i) 2,162,163 were issued to Alta BioPharma Partners, L.P. and certain funds affiliated therewith in a private placement on April 10, 1998 (the "Private Placement") pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), (ii) 1,037,779 were issued in fulfillment of the Company's obligation to issue equity to SmithKline Beecham Properties, Inc. in connection with the Company's acquisition of rights to Ridaura(R) in December 1996, and (iii) 100,000 are being registered in connection with the Company's obligations under its Structured Equity Line with Kepler Capital LLC. The Selling Stockholders may sell the Shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders. The Company has agreed to pay certain expenses of the Selling Stockholders. See "Plan of Distribution."

        The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be an "Underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

        The Common Stock of Connetics is quoted on the Nasdaq National Market System (the "Nasdaq") under the symbol "CNCT". On June 11, 1998, the last sale price of the Company's Common Stock on the Nasdaq was $3.375 per share.

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF MATERIAL RISKS INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH THE PURCHASE OF SECURITIES OFFERED HEREBY.

                                   ----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
             EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 12, 1998

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   3

Documents Incorporated by Reference........................................   3

The Company................................................................   5

Risk Factors...............................................................   8

Use of Proceeds............................................................  21

Indemnification of Officers and Directors..................................  21

Issuance of Common Stock to Selling Stockholders...........................  21

Selling Stockholders.......................................................  22

Plan of Distribution.......................................................  23

Legal Matters..............................................................  24

Experts....................................................................  24

Additional Information.....................................................  24

        NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files proxy statements, reports and other information with the Securities and Exchange Commission (the "Commission"). This filed material can be inspected and copied at regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company and other companies that file electronically with the Commission.


                      INFORMATION INCORPORATED BY REFERENCE

        The following documents filed by the Company with the Commission File No. 27406 are incorporated by reference in this Prospectus:

        1. The Company's Registration Statement on Form S-1 (Commission File No. 33-80261).

        2. The Company's Registration Statement on Form S-1 (Commission File No. 333-41195).

        3. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

        4. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

        5. The Company's Current Report on Form 8-K filed May 6, 1998.

        5. The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed with the Commission on December 8, 1995, including any amendment thereto or report filed for the purpose of updating such description.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

        The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to John Higgins, Connetics Corporation, 3400 West Bayshore Road, Palo Alto, CA 94303, telephone: (650) 843-2800.

        The "C with interlocking hemisphere" logo (used alone and with the Company's name), "Connetics", "ConXn(R)" and "Ridaura(R)" and "Betamousse(TM)" are trademarks of the Company. All other tradenames and trademarks appearing in this Prospectus are the property of their respective holders.

        Connetics Corporation ("Connetics" or the "Company") was incorporated in the State of Delaware on February 8, 1993.

        SPECIAL NOTE: THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, THOSE FACTORS BELOW UNDER THE HEADING "ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS."

                                  THE COMPANY

        The Company is focused on the development and commercialization of therapeutics to address serious diseases involving the connective tissues of the body. Connective tissues are components of the body that form structural or binding elements such as skin, joints, ligaments and lining of organs, and form the three-dimensional structure that allows cells to function normally. The diseases or conditions initially addressed by the Company include scleroderma, rheumatoid arthritis, psoriasis, multiple sclerosis, and keloids; many of these fall within the broad category of autoimmune diseases. Patients suffering from these conditions experience a variety of chronic problems depending on the particular condition, including hardening of the skin and internal organs, severe scarring, lack of mobility and extensive rashes and lesions. The most severe of these diseases cause painful disfigurement, disability and, in certain cases, death. The Company estimates that over five million Americans suffer from its targeted diseases in their various forms, with over five billion dollars spent annually on treatments that are mostly palliative in nature. The Company has several products in development addressing these disease indications:
ConXn(R) (recombinant human relaxin H2) ("relaxin"), betamethasone valerate The Company estimates that over five million Americans suffer from its targeted diseases in their various forms, with over five billion dollars spent annually on treatments that are mostly palliative in nature. quick break foam ("betamethasone mousse"), clobetasol propionate quick break foam ("clobetasol mousse"), T cell receptor peptide therapeutic vaccines ("TCR vaccines"), and gamma interferon (1b) ("gamma interferon"). In December 1996, the Company acquired the exclusive U.S. rights to Ridaura(R) (auranofin), an approved disease modifying antirheumatic drug approved for sale, from SmithKline Beecham Corporation and affiliated entities ("SmithKline").

        Relaxin. Relaxin is a naturally occurring protein that is known to promote remodeling of connective tissues. The Company is developing relaxin for the treatment of scleroderma, as well as other connective tissue diseases. Scleroderma, a disorder characterized by thickening and hardening of the skin and internal organs, generally afflicts women in their child-bearing years. Scleroderma can cause extensive disfigurement and quality of life impairment, making it impossible for afflicted patients to carry out the most routine daily functions. This disease affects over 300,000 individuals in the United States and, in its severe form (known as systemic sclerosis, which affects approximately 70,000 individuals in the U.S.), has a five-year mortality rate of 50%-70%. Research by two of the Company's founders and their colleagues has shown that relaxin can inhibit excessive connective tissue formation and promote connective tissue remodeling. Results from several clinical trials in individuals with systemic sclerosis indicated that continuous administration of relaxin was well tolerated, without any serious drug-related adverse effects. In June 1997, the Company announced results of a 64 patient Phase II clinical trial which showed that administration of relaxin caused a statistically significant reduction in skin score (a measure of disease progression) and a trend toward improvement in eleven other disease parameters. Thus, relaxin may have a beneficial effect on connective tissue turnover and may provide a treatment for scleroderma. The Company has met with the U.S. Food and Drug Administration (the "FDA"), and based on that meeting, plans to begin a pivotal trial of relaxin in 1998. The Company has also conducted a preclinical animal study that demonstrated Relaxin's potential ability to inhibit pulmonary (lung) fibrosis and is conducting preclinical studies with relaxin in liver and cardiac fibrosis, and infertility.

        Betamethasone Mousse. The Company has an exclusive license to develop and market betamethasone mousse (a quick break foam formulation of the dermatologic drug, betamethasone valerate) in North America. The product has been approved for sale in the United Kingdom and is being marketed in the U.K. by Evans Medical Ltd. In August 1997, the Company announced that results from its Phase III clinical trial with betamethasone mousse demonstrated statistically significant improvement over both placebo and betamethasone lotion for the treatment of scalp psoriasis, a condition that affects over three million persons in the United States. In December 1997, the Company submitted a New Drug Application (an "NDA") with the FDA to market the product for use in all steroid-responsive dermatoses, including psoriasis. The NDA has been accepted for filing by the FDA.

        Clobetasol Mousse. Following its development progress with betamethasone mousse, the Company is now developing a second mousse product, clobetasol mousse. Clobetasol mousse is a quick break foam formulation of clobetasol propionate, a super high potency corticosteriod. In January 1998, the Company acquired exclusive rights to develop and market the drug in North America. The Company intends to initiate a Phase III trial for the treatment of severe psoriasis and skin dermatoses during 1998.

        TCR Vaccines. The Company is developing TCR vaccines for the treatment of autoimmune diseases. Connetics has two TCR vaccines product programs in development for multiple sclerosis and rheumatoid arthritis. These diseases collectively disable over two million people nationwide, with combined annual treatment costs exceeding two billion dollars. Results from early clinical trials designed to assess the immunogenicity of TCR vaccines in multiple sclerosis suggest that a number of patients achieved the desired immune response to the vaccine and that the vaccine was well tolerated. The Company is also conducting a pilot clinical study using TCR vaccines for the treatment of rheumatoid arthritis.

        Gamma Interferon. Gamma interferon is one of a family of proteins involved in the regulation of the immune system and has been shown to inhibit the production of collagen, the primary component of connective tissue. In addition, gamma interferon is a potent modulator of the immune system, and is approved by the FDA for a rare, serious immune disease, known as chronic granulomatous disease ("CGD"). In May 1998, the Company entered into a license agreement with Genentech under which the Company received an exclusive license under certain patent rights and know-how to Actimmune(R) (gamma interferon) for the treatment of CGD and several additional indications (non-cancer dermatological diseases, infectious diseases, osteopetrosis, pulmonary fibrosis and asthma) in the United States. The parties also entered into a Supply Agreement under which Genentech will manufacture and supply gamma interferon, in bulk product or finished product form. The Company expects to form a new subsidiary corporation to further develop and market gamma interferon for infectious diseases. Clinical studies are underway evaluating gamma interferon's role as a potential treatment for multiple-drug resistant tuberculosis.

        The Company is currently conducting a Phase II clinical trial for the treatment of keloids, which are unslightly, painful, elevated scars resulting from Collagen overproduction . In August 1997, the Company also announced results from a Phase III trial of gamma interferon for the treatment of atopic dermatitis that indicated that the product did not show an acceptable therapeutic response with respect to the primary clinical endpoint. As a result, the Company suspended plans to submit a biological license application for gamma interferon for the treatment of atopic dermatitis. Full analysis of the data from the trial suggests areas of drug activity and, as a result, the Company may in the future evaluate further development of gamma interferon for dermatological indications.

        Ridaura(R). In December 1996, the Company acquired the exclusive U.S. and Canadian rights to Ridaura (auranofin), a disease modifying antirheumatic drug, from SmithKline. Ridaura is an established therapy for rheumatoid arthritis, an autoimmune disease that afflicts one to two percent of adult Americans (approximately three million people), mostly women. Under its agreement with SmithKline, the Company acquired all U.S. and Canadian rights, title and interest to Ridaura, including intellectual property rights, along with related assets such as customer lists, contracts, product files and unfilled customer orders. Although the primary patents for Ridaura expired in 1989 and 1992, the Company intends to use the other valuable intellectual property rights and assets acquired in connection with its marketing of the product in the United States. Connetics began marketing Ridaura through in its own sales force in mid-1997. Through agreements with SmithKline, customer orders and distribution for the product were managed by SmithKline through 1997, and SmithKline will manufacture and supply Ridaura in final finished package form to the Company for an initial term of five years. The Company has established a relationship with CORD Logistics, Inc. ("CORD"), a distribution company located in Nashville, Tennessee and has been shipping Ridaura through CORD since December 15, 1997. In December 1997, the Company sold the Canadian rights to Ridaura to, and entered into a supply agreement with, Pharmascience Inc., a Canadian company, for a net consideration of $1,300,000.

        Corporate Strategy. The Company's strategy is to: (i) focus on the development and commercialization of products targeting the rheumatology and dermatology markets, which can be effectively served by focused and specialized sales and marketing activities, (ii) expand its existing product portfolio and pursue early commercialization opportunities by in-licensing other therapeutically related products that are already marketed or in late-stage clinical development, (iii) leverage its product development and commercialization expertise by pursuing additional specialized diseases and markets, (iv) utilize corporate partnerships to pursue new business opportunities and overseas licensing of the Company's products in development and (v) minimize drug discovery costs, manufacturing costs and capital requirements.

        The Company's principal executive offices are located at 3400 West Bayshore Road, Palo Alto, California 94303, and its telephone number is (650) 843-2800.

                                  RISK FACTORS

        This Prospectus (including the documents incorporated by reference herein) contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or future strategies. All forward looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statements. Actual results could differ materially from those projected in the forward looking statements as a result of the risk factors set forth below and in the documents incorporated by reference herein. In evaluating the Company's business, prospective investors should carefully consider the following risk factors in addition to the other information set forth herein or incorporated herein by reference.

DEVELOPMENT STAGE COMPANY; UNCERTAINTY OF PRODUCT DEVELOPMENT AND MARKET ACCEPTANCE

        From its inception until its acquisition of Ridaura in December 1996, Connetics was a development stage company. Except for Ridaura and Actimmune, all of the Company's products are in clinical or preclinical development, and no revenues were generated from products until December 1996, when the Company recognized $428,000 in December product revenues from Ridaura. To date, the Company's resources have been primarily dedicated to the research and development of products that the Company has in-licensed from Genentech and others. Although the Company believes it has the expertise to develop and commercialize such products, any or all of the Company's products may fail to be effective or prove to have undesirable and unintended side effects or other characteristics that may prevent their development or regulatory approval, or limit their commercial use. For instance, in August 1997 the Company announced results from a Phase III trial of gamma interferon for the treatment of atopic dermatitis. The results indicated that the product did not show an acceptable therapeutic response with respect to the primary clinical endpoint, and as a result, the Company suspended plans to submit a biological license application for gamma interferon for the treatment of atopic dermatitis.

        There can be no assurance that the Company, or its collaborative partners, will be permitted to undertake human clinical trials for any of their development products not currently in clinical trials or, if permitted, that such products will be demonstrated to be safe and effective. In addition, there can be no assurance that any of the Company's products under development will obtain approval from the FDA or equivalent foreign authorities for any indication or that an approved compound will be capable of being produced in commercial quantities at reasonable costs and successfully marketed. Even if such products become commercially available, there can be no assurance that the Company will be able to gain satisfactory market acceptance for such products.

MANAGEMENT OF RIDAURA PRODUCT; UNCERTAINTY OF FUTURE RIDAURA REVENUES AND PATENT STATUS OF RIDAURA

        The Company's success will depend in part on its ability to manage the marketing and sales of Ridaura. SmithKline's management of the Company's Ridaura distribution operations ended December 31, 1997. The Company has established a relationship with CORD, a distribution company located in Nashville, Tennessee and has been shipping Ridaura through CORD since December 15, 1997; however, there can be no assurance that this relationship will be successful. If CORD is unable to distribute Ridaura in an effective manner or if the Company is unable to maintain sufficient personnel with the appropriate levels of experience to manage this function, the Company's business, financial condition and results of operations could be materially and adversely affected. In addition, there can be no assurance that the Company's Ridaura revenues will equal or exceed those achieved by SmithKline over the last several years. The Company's Ridaura revenues for the year ending December 31, 1997 were below the Company's preliminary projections at the time of acquisition. If the Company is not able to market and sell Ridaura successfully, the Company's business, financial condition and results of operations could be materially and adversely affected. Furthermore, the primary patents for Ridaura expired in 1989 and 1992; therefore, the Company will be unable to assert patent infringement claims against a third party marketing the same product under a different trade name, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

LIMITED OPERATING HISTORY; HISTORY OF LOSSES; UNCERTAINTY OF FUTURE
PROFITABILITY

        Due to its limited operating history, the Company is subject to the uncertainties and risks associated with any new business. Having no commercialized products until the December 1996 Ridaura acquisition, the Company has experienced operating losses every year since its incorporation. Net losses for the fiscal years ended December 31, 1997, 1996 and 1995 were $27.9 million, $18.5 million and $10.4 million, respectively, and the Company had an accumulated deficit of $65.9 million at December 31, 1997. Additionally, the Company continues to incur net losses. The Company incurred net losses of $5.3 million in the three months ended March 31, 1998, compared with $7.6 million for the corresponding period in 1997. While the decrease of $2.3 million in net losses, which was primarily due to a lower level of development activities and lower amortization costs due to the sale of Canadian rights to Ridaura, it was offset in part by higher selling, general and administrative expenses. The Company expects to incur additional losses over the next few years and losses are expected to fluctuate from period to period based on timing of product revenues, clinical material purchases, possible acquisitions of new products and technologies, scale-up activities and clinical activities. The time required by the Company to reach profitability is uncertain and there can be no assurance that the Company will ever be able to generate revenue from its products now under development or achieve profitability on a sustained basis.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

        The Company had no revenues from products from its inception until December 1996, when it recognized $428,000 in December product revenues from Ridaura. For the year ended December 31, 1997, the Company recognized $6.8 million in product revenue from Ridaura, which was below the Company's preliminary projections at the time of its acquisition of Ridaura. There can be no assurance that growth in Ridaura revenue will be achieved, that current revenue levels will be maintained, or that the Company will ever be profitable on a quarterly or annual basis. As noted above, the Company expects to incur quarterly and annual operating losses for at least the next fewyears. The Company's quarterly and annual operating results may fluctuate significantly in the future depending on such factors as the timing and shipment of significant Ridaura orders, if any, changes in pricing policies by the Company and its competitors, the timing and market acceptance of any new products introduced by the Company, the mix of distribution channels through which Ridaura and other products (if any) are sold, and the Company's inability to obtain sufficient supplies for its products. In response to competitive pressures or new product introductions, the Company may take certain pricing or other actions that could materially and adversely affect the Company's operating results.

FUTURE CAPITAL REQUIREMENTS AND UNCERTAINTY OF AND DILUTIVE IMPACT OF FUTURE FUNDING;

        The Company has financed its operations to date primarily through private sales of equity securities and proceeds from its initial public offering in February 1996. At March 31, 1998, cash, cash equivalents, short-term investments, and restricted cash totaled $11.3 million, a decrease of $3.0 million from $14.3 million at December 31, 1997. The Company believes that its existing cash, cash equivalents and short-term investments, including $10.0 million cash raised through a self-managed private sale of the common stock in April 1998 and a $1.5 million license fee payment from Suntory Pharmaceuticals in April 1998, along with cash generated from sales of Ridaura, will be sufficient to fund the Company's operating expenses, debt obligations and capital requirements through the second quarter of 1999. The Company's future capital uses and requirements depend on numerous factors, including the progress of its research and development programs, the progress of clinical and advanced-stage clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, and enforcing patent claims and other intellectual property rights, competing technological and market developments, the ability of the Company to establish collaborative arrangements, the level of product revenues, the possible acquisition of new products and technologies, and the development of commercialization activities, and therefore such capital uses and requirements may increase in future periods. As a result, the Company will require substantial additional funds prior to reaching profitability and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. There can be no assurance that additional funding will be available for the Company to finance its ongoing operations on acceptable terms, if at all. The Company may seek such additional funding through collaborative arrangements and through public or private financings, including equity financings. Any additional equity financing, if available, may be dilutive to stockholders and any debt financing, if available, may restrict the Company's ability to pay dividends on its capital stock or the manner in which the Company conducts its business.

        On May 5, 1998, the Company entered into a license agreement with Genentech under which the Company received an exclusive license under certain patent rights and know-how to Actimmune (gamma interferon) for the treatment of chronic granulomatous disease ("CGD") and several additional indications (non-cancer dermatological diseases, infectious diseases, osteopetrosis, pulmonary fibrosis and asthma) in the United States. Under the terms of the agreement, the Company issued Genentech 340,048 shares of common stock valued at $2.0 million at the time of closing, with a guaranteed future value of $4.0 million at December 28, 1998. In the event that the future value of the such shares is less that $4.0 million at

December 28, 1998, the Company will have to either issue additional shares or pay cash to Genentech to make up the difference.

        The Company has a Structured Equity Line Flexible Financing Agreement (the "Equity Line Agreement") with Kepler Capital LLC ("Kepler") that allows the Company to access capital through sales of its Common Stock. If, during the next three years, the Stock meets certain volume restrictions and trades above $10.00 per share, then up to $500,000 would be drawn down approximately every three months during the three year term of the equity line. The Company's trading price is currently below the $10.00 price requirement. While the Equity Line Agreement has the potential to provide the Company with additional future financing, the sale of shares thereunder will have a dilutive impact on other stockholders of the Company.

        Other than the Equity Line Agreement, the Company currently has no commitments for any additional financings and there can be no assurance that any such financings will be available to the Company or that adequate funds for the Company's operations, whether from financial markets, collaborative or other arrangements with corporate partners or from other sources, will be available when needed or on terms attractive to the Company. The inability to obtain sufficient funds may require the Company to delay, scale back or eliminate some or all of its research and product development programs, to limit the marketing of its products or to license third parties the rights to commercialize products or technologies that the Company would otherwise seek to develop and market itself.

POSSIBLE FUTURE PRODUCT ACQUISITIONS

        A significant part of the Company's overall strategy is to in-license or acquire additional marketed or late-stage development products in its targeted therapeutic areas. The 1996 acquisitions of rights to Betamousse and Ridaura reflect this strategy. Future product acquisitions, if any, may require substantial additional funds (i) for the initial acquisition of rights to these products and (ii) for the steps necessary to obtain FDA approval for the product and to market, sell and distribute the product successfully. A portion of the funds needed to acquire, develop and market any new products may come from the Company's existing cash and short-term investments; in such case, fewer resources will be available to the Company's current products and clinical programs, which could have a material adverse effect on the Company's business, financial conditions and results of operations. Alternatively, the Company may seek to raise substantial additional funds for new product acquisitions. As discussed above under

"Future Capital Requirements and Uncertainty of Future Funding," the Company may seek such additional funding through collaborative arrangements and through public or private financings, including equity financings. Any additional equity financing, if available, may be dilutive to stockholders and any debt financing, if available, may restrict the Company's ability to pay dividends on its capital stock or the manner in which the Company conducts its business. In addition, any acquisition of rights to additional products that are not presently approved by the FDA will require the commitment of substantial resources to conduct the research and development, clinical studies and regulatory activities necessary to bring such potential product to market. In addition, if the newly-acquired product is already approved for sale, the Company will likely be assuming the marketing, sale and distribution of such product, which may require the Company to recruit a substantial number of qualified employees to perform these functions. If the Company is unable to hire a sufficient number of employees with the appropriate levels of experience, or if the Company is unable to effectively manage the integration of any newly-acquired products into the Company's product line, the Company's business, financial condition and results of operations could be materially and adversely affected. Finally, any newly-acquired products may not achieve the marketing or therapeutic success expected of it by the Company, industry analysts or others at the time of acquisition.

UNPREDICTABILITY OF, AND LIMITED EXPERIENCE IN, CONDUCTING PRECLINICAL AND CLINICAL TRIALS

        The Company is conducting a Phase I clinical trial of TCR Vaccines for the treatment of rheumatoid arthritis and a Phase II trial of gamma interferon for keloids. In addition, in 1998 the Company intends to commence a pivotal trial of ConXn for the treatment of scleroderma and a Phase III trial of clobetasol mousse for the treatment of severe psoriasis and skin dermatoses. There can be no assurance that the Company will be able to successfully complete its ongoing clinical trials or commence any future trials. In addition, there can be no assurance that the Company will meet its development schedule for any of its products in development. If the Company were unable to commence clinical trials as planned, complete the clinical trials or demonstrate the safety and efficacy of its products, the Company's business, financial condition and results of operations would be materially and adversely affected. For instance, in August 1997 the Company announced results from a Phase III trial of gamma interferon for the treatment of atopic dermatitis. The results indicated that the product did not show an acceptable therapeutic response with respect to the primary clinical endpoint, and as a result, the Company suspended plans to submit a biological license application for gamma interferon for the treatment of atopic dermatitis. Even if a product from the Company's research and development programs or any other therapeutic product is successfully developed according to plans, there can be no assurance it will be approved by the FDA on a timely basis or at all.

        In addition, because the Company will, in a number of cases, rely on its contractual rights to access data collected by others in phases of its clinical trials, the Company is dependent on the continued satisfaction by such parties of their contractual obligations to provide such access and cooperate with the Company in the execution of successful filings with the FDA. There can be no assurance that the FDA will permit such reliance. If the Company were unable to rely on clinical data collected by others, the Company may be required to repeat clinical trials, which could significantly delay commercialization, and require significantly greater capital.

        Before obtaining regulatory approvals for the commercial sale of any of its products under development, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in the target indication for which approval is sought. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in later-stage testing and there can be no assurance that the Company's future clinical trials will demonstrate the safety and efficacy of any products or will result in approval to market products. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results from earlier trials.

        The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on the Company.

UNCERTAINTIES OF REGULATORY APPROVAL; GOVERNMENT REGULATION

        Regulation by governmental entities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products which are or may be developed by the Company. It is expected that all of the Company's pharmaceutical products will require regulatory approval by governmental agencies prior to commercialization. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA in the United States and similar health authorities in foreign countries. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are time-consuming and require the expenditure of substantial resources. Generally, in order to obtain FDA approval for a new therapeutic agent, a company first must conduct preclinical studies in the laboratory and in animal model systems to gain preliminary information on the agent's efficacy and to identify any safety problems. "Preclinical" studies include toxicity, pharmacokinetic and efficacy testing in vitro and in animals and chemical or biological formulation work in preparation for submission of the necessary data to comply with applicable regulations prior to the commencement of human testing. The results of these studies are submitted as a part of an investigational new drug application ("IND"), which the FDA must review before human clinical trials of an investigational drug can start. The Company has filed and will continue to be required to sponsor and file INDs and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain FDA approval of its products.

        Clinical trials are normally done in three phases and generally take two to five years, but may take longer, to complete. "Phase I trials" generally involve administration of a product to a small number of persons to determine safety, tolerance and pharmacokinetic characteristics. "Phase I/II trials" generally involve administration of a product to a small number of persons who have the targeted disease to determine safety, tolerance and pharmacokinetic characteristics and/or to obtain preliminary evidence of efficacy. "Phase II trials" generally involve administration of a product to a limited number of patients with a particular disease to determine dosage, efficacy and safety. "Phase III trials" generally examine the clinical efficacy and safety in an expanded patient population at multiple clinical sites. At least one such trial is required (but usually two are required) for FDA approval to market a drug.

        After completion of clinical trials of a product, the Company will be required to file a new drug application ("NDA"), if the product is classified as a new drug, or a biologic license application ("BLA"), if the product is classified as a biologic, and receive FDA approval before commercial marketing of the product. The testing and approval processes require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. While the Company will endeavor to secure expedited review and approval when possible, NDAs and BLAs can take between one and two years to be reviewed by the FDA, and can take longer if significant questions arise during the review process. While recent legislative and regulatory initiatives have focused on the need to reduce FDA review and approval times, the ultimate impact of such initiatives on the Company's products cannot be certain. If questions arise during the FDA review process, approval can take more than five years.

        Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, recalls, seizures, injunctions or criminal sanctions. For marketing outside the United States, the Company will also be subject to foreign regulatory requirements governing human clinical trials, manufacturing and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

PATENTS AND PROPRIETARY RIGHTS

        The Company's success will depend in part on the ability of Connetics and its licensors to obtain patent protection for the Company's products and processes, to preserve its trade secrets, and to operate without infringing the proprietary rights of third parties. The Company owns, controls or has exclusively licensed pending applications and/or issued patents worldwide relating to the technology of all three of its major programs as well as technology in the earlier stages of research.

        There has been increasing litigation in the biomedical, biotechnology and pharmaceutical industries with respect to the manufacture, use and sale of new therapeutic products that are the subject of conflicting patent rights. The validity and breadth of claims in biomedical/pharmaceutical/biotechnology patents involve complex factual and legal issues for which no consistent policy has emerged, and therefore, are highly uncertain. Moreover, the patent laws of foreign countries differ from those of the U.S. and the degree of protection, if any, afforded by foreign patents may, therefore, be different. In Europe, a third party appeal is pending from an opposition to a patent application concerning relaxin DNA; the original opposition was successfully defended by the Company's licensor. No assurance can be given that any of the Company's or its licensors' patent applications will issue as patents or that any such issued patents will provide a competitive advantage to the Company or will not be successfully challenged or circumvented by its competitors. In addition, others may hold or receive patents or file patent applications that contain claims having a scope that covers products or processes made, used or sold by the Company. In the event that any claims of third-party patents are upheld as valid and enforceable with respect to a product or process made, used or sold by the Company, the Company could be prevented from practicing the subject matter claimed in such patents or could be required to obtain licenses or redesign its products or processes to avoid infringement and could be liable to pay damages. There can be no assurance that such licenses would be available or, if available, would be on commercially reasonable terms, or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement.

        Connetics has been awarded U.S. Patent No. 5,614,192 covering its proprietary TCR vaccines technology. The Company has become aware that third parties have also obtained patents relating to TCR vaccines technology, including a U.S. patent issued to Immune Response Corporation on March 18, 1997. With regard to such patents as are known to the Company and its patent counsel, the Company believes such patents' claims would be found either invalid or not infringed if asserted against the proposed TCR vaccines. The Company has filed an opposition to a European patent claiming compositions for use in treating multiple sclerosis, covering certain TCR V beta peptides disclosed for treating multiple sclerosis in the Company's own, earlier-filed application; another opposition has been filed against this patent by an independent party. The Company is also aware of other pending third party patent applications which, if issued, might be asserted against the Company's TCR vaccines and products or processes as planned to be made, used or sold by the Company. If such patents were successfully asserted, the Company could be required to obtain licenses or redesign its TCR vaccines products or processes to avoid infringement and could be liable to pay damages, or could be prevented from commercializing TCR vaccines. There can be no assurance that such licenses would be available or, if available, would be on commercially reasonable terms, or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. Even if the Company's patent counsel render advice that the Company's products and processes do not infringe any valid claim under third party patents relating to the TCR vaccines technology, neither they nor the Company can assure that no third party will commence litigation to enforce such patents, or that the Company will not incur substantial expenses or that it will prevail in any patent litigation. Moreover, patent applications in the U.S. are maintained in secrecy until issue, and publication of discoveries in the scientific or patent literature often lag behind actual discoveries, so the Company cannot be certain that it is aware of all potentially relevant pending applications and it is not possible to predict with any certainty the scope of claims that could issue from such a third party's pending application. The Company anticipates that an interference will be declared between one or more of its TCR vaccine technology patent applications and those of one or more of its competitors including the above-referenced patent to Immune Response Corporation to determine priority of invention, which could result in substantial cost to the Company even if the eventual outcome is favorable. It is not possible to know in advance the invention dates that such other parties may be able to prove, so the Company cannot know whether its or its licensors' inventors are the first for inventions covered by their pending patent applications or that it or its licensors were the first to file patent applications for such inventions. A judgment adverse to the Company in any such patent interference, litigation or other proceeding could materially adversely affect the Company's business, financial condition and results of operation, and its expense may be substantial whether or not the Company is successful.

        Connetics also relies on trade secrets and proprietary know-how. The Company requires each of its employees, consultants and advisors to execute a confidentiality agreement providing that all proprietary information developed or made known to the individual during the course of the relationship will be kept confidential and not used or disclosed to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee (or consultant or advisor to the extent appropriate for the services provided) during the course of the relationship shall be the exclusive property of the Company, other than inventions unrelated to the Company and developed entirely on the individual's own time. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for misappropriation of the Company's trade secrets in the event of unauthorized use or disclosure of such information.

DEPENDENCE ON CONTRACT MANUFACTURERS AND SUPPLIERS

        The Company currently has no manufacturing facilities for clinical or commercial production of any of its products, nor does the Company intend to develop such capabilities in the near future. The Company's products for research and preclinical testing have been supplied by collaborators and contract manufacturing companies. Relaxin has been manufactured for Connetics under contract with four outside vendors: BASF Bioresearch Corp. for fermentation, Scios, Inc. for purification, Chesapeake Biological Laboratory for filling and Tektagen, Inc. for testing. TCR vaccines are manufactured for the Company by American Peptide Company and Multiple Peptide Systems. The Company is in discussions with additional manufacturers who can supply Relaxin and TCR vaccines for clinical and commercial uses. Ridaura is manufactured by SmithKline (in final finished package form) under an agreement with an initial term through December 2001. Betamethasone mousse and clobetasol mousse are manufactured for Connetics by CCL Pharmaceuticals. Gamma interferon is manufactured by Genentech and Parke-Davis. If the Company is unable to contract for manufacturing capabilities on acceptable terms, the Company's ability to conduct preclinical and human clinical testing will be adversely affected, resulting in the delay of submission of products for regulatory approval and initiation of new development programs, which in turn could impair materially the Company's competitive position and the possibility of the Company achieving profitability. In addition, some materials used in the Company's products may be available only from sole suppliers. Although neither the Company nor its contract manufacturers has experienced difficulty acquiring materials for the manufacture of its products for clinical trials, no assurance can be given that interruptions in supplies will not occur in the future, which could have a material adverse effect on the Company's ability to manufacture its products. There can also be no assurance that the Company will be able to manufacture any of its products on a commercial scale or at a competitive cost or in sufficient quantities. The Company currently is seeking additional clinical and commercial suppliers. There is no assurance that additional suppliers will be engaged by the Company or that the current manufacturers of relaxin can supply sufficient clinical quantities. Failure to obtain sufficient clinical or commercial quantities of relaxin or other products at acceptable terms would have a material adverse impact on the Company's attempts to complete its clinical trials, and obtain approval for and commercialize its products.

COMPETITION AND TECHNOLOGICAL CHANGE

        Other products and therapies currently exist on the market or are under development that could compete directly with some of the products that the Company is marketing, or seeking to develop and market. There can be no assurance that the Company's products, even if successfully tested and developed, will be adopted by physicians over such other products, or that the Company's products will offer an economically feasible alternative to existing modes of therapy where they exist. In addition, a number of companies are currently seeking to develop new products and therapies to address diseases involving connective tissue, particularly in the field of rheumatoid arthritis, and the number of the Company's competitors in these markets could increase. The Company intends to compete on the basis of the effectiveness, quality and exclusivity of its products, combined with the effectiveness of its marketing and sales efforts. There can be no assurance that other products and therapies will not be developed that will either render the Company's proposed products obsolete or will have advantages outweighing those of the products and therapies that the Company is seeking to develop.

        With regard to Ridaura, there are numerous products on the market, and under development, for the treatment of rheumatoid arthritis. There can be no assurance that Ridaura will continue to be utilized by physicians over other rheumatoid arthritis products, or that Ridaura will continue to offer a cost-effective alternative to competing therapies. In addition, although the Company believes that there will be a continued role for products such as Ridaura, the market for rheumatoid arthritis will likely change based upon new product introductions, which could have a material adverse effect on the Company's sales of Ridaura.

        Many of the Company's existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than the Company. In addition, many of these competitors have more collective experience than the Company in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals for therapeutic products. Accordingly, the Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company.

PRODUCT LIABILITY AND AVAILABILITY OF INSURANCE

        The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its technology or potential products is alleged to have resulted in adverse effects. Such claims, even if successfully defended by the Company, could injure the Company's reputation. While the Company has taken, and intends to continue to take, what it believes are appropriate precautions to minimize exposure to product liability claims, there can be no assurance that it will avoid liability. The Company believes that it possesses product liability and general liability and certain other types of insurance customarily obtained by business organizations of its type. The Company intends to maintain insurance against product liability risks associated with the testing, manufacturing and marketing of its products. However, there can be no assurance that it will be able to obtain such insurance in the future, or that if obtained, such insurance will be sufficient. Consequently, a product liability claim or other claims with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the business or financial condition of the Company.

DEPENDENCE ON AND NEED FOR ADDITIONAL KEY PERSONNEL

        The Company is dependent on the principal members of its scientific and management staffs (including Thomas G. Wiggans, its President and Chief Executive Officer), the loss of whose services might impede the achievement of development objectives. The Company does not maintain "key person" insurance on any of these individuals. In addition, the Company's potentially rapid growth and expansion into areas and activities requiring additional expertise, such as clinical trials, governmental approvals, manufacturing, sales and marketing, will increase burdens on the Company's management, operational and financial resources. These demands are expected to require an increase in management and scientific personnel and the development of additional expertise by existing management personnel. Recruiting and retaining management, operational personnel and qualified scientific personnel to perform research and development work in the future will be critical to the Company's success. Although the Company believes it will continue to be successful in attracting and retaining skilled and experienced management and operational and scientific personnel, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms given the competition for such personnel among numerous pharmaceutical and biotechnology companies, universities and other institutions.

UNCERTAINTY OF PHARMACEUTICAL PRICING; THIRD PARTY REIMBURSEMENT AND HEALTH CARE REFORM

        The commercial success of the Company's products under development will be substantially dependent upon the availability of government or private third-party reimbursement for the use of such products. There can be no assurance that Medicare, Medicaid, health maintenance organizations and other third-party payers will authorize or otherwise budget such reimbursement. Such governmental and third party payers are increasingly challenging the prices charged for medical products and services. If the Company succeeds in bringing one or more of its development products to market, there can be no assurance that such products will be viewed as cost-effective or that reimbursement will be available to consumers or will be sufficient to allow the Company's products to be marketed on a competitive basis. Furthermore, federal and state regulations govern or influence the reimbursement to health care providers of fees and capital equipment costs in connection with medical treatment of certain patients. In response to concerns about the rising costs of advanced medical technologies, the current administration of the federal government has in the past publicly stated its desire to reform health care, including the possibility of price controls and revised reimbursement policies; while the administration is no longer pursuing major initiatives, there can be no assurance that any future actions taken by the administration with regard to health care reform will not have a material adverse effect on the Company. If any actions are taken by the administration, such actions could adversely affect the prospects for future sales of the Company's products. Further, to the extent that these or other proposals or reforms have a material adverse effect on the Company's ability to secure funding for its development or on the business, financial condition and profitability of other companies that are prospective collaborators for certain of the Company's product candidates, the Company's ability to develop or commercialize its product candidates may be adversely affected.

        Given recent government initiatives directed at lowering the total cost of health care throughout the United States, it is likely that the U.S. Congress and state legislatures will continue to focus on health care reform and the cost of prescription pharmaceuticals, as well as on the reform of the Medicare and Medicaid systems. The Company cannot predict the likelihood of passage of federal and state legislation related to health care reform or lowering pharmaceutical costs. In certain foreign markets pricing of prescription pharmaceuticals is already subject to government control. Continued significant changes in the U.S. or foreign health care systems could have a material adverse effect on the Company's business.

ENVIRONMENT AND CONTROLLED USE OF HAZARDOUS MATERIALS

        The Company's research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. The Company is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state, federal, and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations as its research activities are increased or that the operations, business and future profitability of the Company will not be adversely affected by current or future environmental laws and regulations.

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

        The Company's Board of Directors has the authority to issue up to 5,000,000 shares of undesignated Preferred Stock and to determine the rights, preferences, privileges and restrictions of such shares without further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely effected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for third parties to acquire a majority of the outstanding voting stock of the Company. In April 1997, the Company's Board of Directors adopted a stockholder rights plan, which entitles existing stockholders of the Company to certain rights (including the right to purchase shares of Preferred Stock) in the event of an acquisition of 15% or more of the Company's outstanding common stock, or an unsolicited tender offer for such shares. The existence of the rights plan could delay, prevent, or make more difficult a merger or tender offer or proxy contest involving the Company.

        In addition, certain provisions of the Company's charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, and of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving the Company. Further, the Company's stock option and purchase plans generally provide for the assumption of such plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the Board of Directors, exercise of some or all of the option stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event.

POSSIBLE VOLATILITY OF STOCK PRICE; LACK OF DIVIDENDS

        Prior to February 1996 there was no public market for the Common Stock of the Company. There can be no assurance that there will be an active trading market for the Common Stock of the Company or that the market price of the Common Stock will not decline below its present market price. The market prices for securities of biotechnology companies have been and are likely to continue to be highly volatile. Announcements regarding the results of regulatory approval filings, clinical studies or other testing, technological innovations or new commercial products by the Company or its competitors, government regulations, developments concerning proprietary rights or public concern as to safety of technology have historically had, and are expected to continue to have, a significant impact on the market prices of the stocks of biotechnology companies. For instance, in August 1997, the Company's trading price dropped approximately 46.7% the day the Company announced negative results from its Phase III clinical trial of gamma interferon for the treatment of atopic dermatitis. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in operating results. In addition, the Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future, but instead intends to retain future earnings for reinvestment in its business. The Company's credit agreement requires the approval of the Company's bank to declare or pay cash dividends.

USE OF PROCEEDS

        The company will not receive any proceeds from the sale of the Shares by the Selling Stockholders in the offering.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article IX of the Company's Amended and Restated Certificate of Incorporation and Article VII, Section 6 of the Company's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Company has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy, as stated by the Commission, and is, therefore, unenforceable.

                ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

        On April 10, 1998, the Company entered into an agreement with Alta BioPharma Partners, L.P. ("Alta") and certain funds affiliated with Alta (collectively the "Investors"), to sell an aggregate of 2,162,163 shares of the Company's Common Stock at a price of $4.625 per share, for an aggregate purchase price of approximately $10,000,004. Additionally, pursuant to its equity and asset purchase agreements with SmithKline, the Company guaranteed that the total value of the Common Stock previously issued to SmithKline would be $8,000,000 on April 1, 1998. As of April 1, 1998, the aggregate fair market value of the shares previously issued under the agreement was less than $8,000,000. As a result, on April 10, 1998, the Company issued 1,037,779 shares of its Common Stock to SmithKline in fulfillment of this obligation. The issuance completes the Company's obligation to issue equity to SmithKline. The Company also paid SmithKline approximately $308,000 in cash on May 4, 1998 in conjunction with the transaction to fulfill its obligation to SmithKline related to this transaction. For additional information, see Note 5 of Notes to Financial Statements for the year ended December 31, 1997 in the Company's Annual Report on Form 10-K.


        In connection with the Equity Line Agreement, the Company has agreed to register certain shares of its Common Stock that may be issued in the event that the equity line is drawn upon. Although the Company has no present intention of drawing on the equity line, in the event that during the next three years the Company's stock meets certain volume restrictions and trades above $10.00 per share, then the Company would be required to sell shares of its Common Stock to Kepler pursuant to the terms of the Equity Line Agreement. As a result, the Company is registering a portion of the shares covered by this Prospectus to satisfy any obligation it may have to register the Kepler shares.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information as of June 1, 1998 with respect to each Selling Stockholder:


                                        Shares Beneficially                                             Shares Beneficially
                                            Owned Prior                        Shares                     Owned After the
    Name of Selling Stockholder          to the Offering(1)               Offered Hereby(1)                Offering(1)(2)
    ---------------------------          ------------------               -----------------                --------------
                                       Number         Percent         Number          Percent           Number          Percent
Alta BioPharma Partners, L.P.(3)            0            0.0%        2,162,163          11.7%                  0             0
                                      -------            ----                                          ---------          -----

SmithKline Beecham Properties, Inc.   637,733            3.4%        1,037,779           5.6%            637,733           3.4%
                                      -------            ----                                          ---------          -----

Kepler Capital LLC                    187,500            1.0%          100,000           0.5%            187,500           1.0%
                                      -------            ----                                          ---------          -----

Total                                 825,233            4.4%        3,299,942          17.8%            825,233           4.4%
                                      -------            ----                                          ---------          -----

----------
*          Less than 1%

(1) Beneficial ownership is determined in accordance with the rules and regulations of the Commission and generally includes voting or investment power with respect to securities. Information with respect to beneficial ownership is based on information as of June 1, 1998 and assumes that there is outstanding an aggregate of 17,199,956 shares of Common Stock and 1,295,193 shares issuable upon the exercise of warrants, and options to purchase the Company's Common Stock which are exercisable within 60 days of June 1, 1998. No options have been issued to the Selling Stockholders named herein. Options to purchase shares of Common Stock which are currently exercisable or will become exercisable within 60 days of June 1, 1998, are deemed to be outstanding for purposes of the individuals named in this chart. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, the Company believes based on information furnished by the Selling Stockholders that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Assumes the sale of all Shares offered hereby and no other purchases or sales of Connetics Common Stock. See "Plan of Distribution."

(3) Includes 1,367,712 shares of Common Stock held by Alta BioPharma Partners, L.P., 745,264 shares of Common Stock held by Connetics Partners (Alta Bio), LLC and 49,187 shares of Common Stock held by Alta Embarcadero BioPharma, LLC.

                              PLAN OF DISTRIBUTION

        The Selling Stockholders may sell the Shares in whole or in part, from time to time on the over-the-counter market at prices and on terms prevailing at the time of any such sale. Any such sale may be made in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved. The Selling Stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the Shares in amounts customary for the type of transaction effected. The Selling Stockholders will also pay all applicable transfer taxes and all fees and disbursements of counsel for the Selling Stockholders incurred in connection with the sale of shares.

        The Selling Stockholders have advised the Company that during such time as the Selling Stockholders may be engaged in the attempt to sell Shares registered hereunder, that they will:

        (i) not engage in any stabilization activity in connection with any of the Company's securities;

        (ii) cause to be furnished to each person to whom Shares included herein may be offered, and to each broker-dealer, if any, through whom Shares are offered, such copies of this Prospectus, as supplemented or amended, as may be required by such person; and

        (iii) not bid for or purchase any of the Company's securities or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or rights to acquire the Company's securities other than as permitted under the Exchange Act.

        The Selling Stockholders, and any other persons who participate in the sale of the Shares, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the Shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

        With regard to the Shares, the Company has agreed to maintain the effectiveness of this Registration Statement until two years after the effective date of this Registration Statement; provided however that the Company has agreed to extend the effectiveness of the Registration Statement for an additional one year period following the expiration of the initial two year period, if requested in a writing signed by a majority of the Selling Stockholders; provided further, however, that if counsel to the Company provides an opinion to the requesting holders, based on factual representations provided by the requesting holders or information filed with the Commission that such holders are not, at the time of such request, "affiliates" of the Company, within the meaning of Rule 144 of the Securities Act, then the Company shall not be obligated to extend the effectiveness of the Registration Statement. No sales may be made pursuant to this Registration Statement and Prospectus after such dates unless the Company amends or supplements this Registration Statement and Prospectus to indicate that it has agreed to extend such period of effectiveness.

        The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

        Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Venture Law Group, A Professional Corporation, 2775 Sand Hill Road, Menlo Park, California 94025. Joshua L. Green, a director of Venture Law Group, is Secretary of the Company.

                                     EXPERTS

        The financial statements of Connetics Corporation appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

        This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the Common Stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the Selling Stockholders are payable by the Selling Stockholders. All amounts are estimates except the registration fee.

                                                                         Amount
                                                                     To be Paid
                                                                     ----------
Registration Fee...................................................  $ 3,286.00
Legal Fees and Expenses............................................  $10,000.00
Accounting Fees and Expenses.......................................  $ 3,000.00
Miscellaneous......................................................  $ 6,000.00
                                                                      ---------

           Total...................................................  $22,286.00
                                                                      =========

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article IX of the Registrant's Amended and Restated Certificate of Incorporation and Article VII,
Section 6 of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.

ITEM 16.   EXHIBITS


                Exhibit
                Number       Description of Exhibit
                ------       ----------------------
                10.1(1)      Common Stock Purchase Agreement dated April 10,
                             1998 by and among the Registrant and certain
                             investors

                10.2(1) Registration Rights Agreement, dated April 10, 1998 by and among the Registrant and certain investors

                10.4(2) Stock Issuance Agreement dated December 31, 1996 between the Registrant and SmithKline Beecham
                             Properties, Inc.

                10.5(3)      Omnibus Agreement with SmithKline Beecham
                             Corporation and related entities dated December 18,
                             1997

                10.6(4)      Second Omnibus Agreement with SmithKline Beecham
                             Corporation and related entities dated April 28,
                             1998

                10.7(5) Structured Equity Line Flexible Financing Agreement dated January 2, 1997 between the Company and Kepler Capital LLC.

                 5.1         Opinion of Venture Law Group, A Professional
                             Corporation

                23.1         Consent of Ernst & Young LLP, Independent Auditors

                23.2         Consent of Counsel (included in Exhibit 5.1)

                24.1         Power of Attorney (see page II-5)

----------

(1) Incorporated by reference to the identically numbered exhibit filed with the Registrant's Current Report on Form 8-K, filed with the Commission on May 6, 1998.

(2) Incorporated by reference from an exhibit to the Registrant's Report on Form 8-K (File No. 0-27406) dated January 15, 1997.

(3) Incorporated by reference from an exhibit to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-41195) filed with the Commission on December 19, 1997.

(4) Incorporated by reference from Exhibit 10.6 to the Company's Current Report on Form 8-K (File No. 0-271406) filed May 6, 1998

(5) Incorporated by reference from Exhibit 10.42 to the Company's Annual Report on Form 10-K (File No. 0-271406) for the fiscal year ended December 31, 1997.


ITEM 17.   UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 12th day of June 1998.


                                            CONNETICS CORPORATION



                                            By:   /s/ JOHN L. HIGGINS
                                                  ------------------------------
                                                  John L. Higgins
                                                  Vice President of Finance and
                                                  Administration and Chief
                                                  Financial Officer

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Thomas G. Wiggans and John L. Higgins, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             SIGNATURE                    TITLE                                                   DATE

        /s/ THOMAS G. WIGGANS             President, Chief Executive Officer and Director
  -------------------------------         (Principal Executive Officer)                         June 11, 1998
         Thomas G. Wiggans

         /s/ JOHN L. HIGGINS              Vice President of Finance and
  -------------------------------         Administration and Chief
          John L. Higgins                 Financial Officer (Principal
                                          Financial and Accounting
                                          Officer)                                              June 11, 1998


        /s/ G. KIRK RAAB                  Chairman of the Board of Directors
  -------------------------------
          G. Kirk Raab                                                                          June 11, 1998

      /s/ ALEXANDER E. BARKAS             Director
  -------------------------------
        Alexander E. Barkas                                                                     June 12, 1998

       /s/ EUGENE A. BAUER                Director
  -------------------------------
          Eugene A. Bauer                                                                       June 11, 1998

       /s/ BRIAN H. DOVEY                 Director
  -------------------------------
          Brian H. Dovey                                                                        June 12, 1998

        /s/ JOHN C. KANE                  Director                                              June 11, 1998
  -------------------------------
           John C. Kane

      /s/ THOMAS D. KILEY                 Director
  -------------------------------
         Thomas D. Kiley                                                                        June 11, 1998

     /s/ KENNETH B. PLUMLEE               Director
  -------------------------------
        Kenneth B. Plumlee                                                                      June 11, 1998

     /s/ JOSEPH J. RUVANE, JR.            Director
  -------------------------------
       Joseph J. Ruvane, Jr.                                                                    June 11, 1998

                              CONNETICS CORPORATION

                                INDEX TO EXHIBITS

                Exhibit
                Number       Description of Exhibit
                ------       ----------------------
                10.1(1)      Common Stock Purchase Agreement dated April 10,
                             1998 by and among the Registrant and certain
                             investors

                10.2(1) Registration Rights Agreement, dated April 10, 1998 by and among the Registrant and certain investors

                10.4(2) Stock Issuance Agreement dated December 31, 1996 between the Registrant and SmithKline Beecham
                             Properties, Inc.

                10.5(3)      Omnibus Agreement with SmithKline Beecham
                             Corporation and related entities dated December 18,
                             1997

                10.6(4)      Second Omnibus Agreement with SmithKline Beecham
                             Corporation and related entities dated April 28,
                             1998

                10.7(5) Structured Equity Line Flexible Financing Agreement dated January 2, 1997 between the Company and Kepler Capital LLC.

                 5.1         Opinion of Venture Law Group, A Professional
                             Corporation

                23.1         Consent of Ernst & Young LLP, Independent Auditors
                             (see page II-6)

                23.2         Consent of Counsel (included in Exhibit 5.1)

                24.1         Power of Attorney (see page II-5)

----------

(1) Incorporated by reference to the identically numbered exhibit filed with the Registrant's Current Report on Form 8-K, filed with the Commission on May 6, 1998.

(2) Incorporated by reference from an exhibit to the Registrant's Report on Form 8-K (File No. 0-27406) dated January 15, 1997.

(3) Incorporated by reference from an exhibit to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-41195) filed with the Commission on December 19, 1997.

(4) Incorporated by reference from Exhibit 10.6 to the Company's Current Report on Form 8-K (File No. 0-271406) filed May 6, 1998

(5) Incorporated by reference from Exhibit 10.42 to the Company's Annual Report on Form 10-K (File No. 0-271406) for the fiscal year ended December 31, 1997.